PMU News Release #04-12 TSE, AMEX Symbol PMU August 18, 2004

CLOSING OF ANDACOLLO SALE EXTENDED
AND SCOPE OF DUE DILIGENCE EXPANDED

Pacific Rim Mining Corp. ("Pacific Rim") has granted MCK Mining Corp. ("MCK") of Vancouver, BC a six-month extension of the due diligence period related to the proposed sale of the Company's Andacollo gold mine in Chile (see Pacific Rim news releases #04-04 dated April 1, 2004 and #04-08 dated June 1, 2004). Closing of the transaction will now occur on or before December 15, 2004, subject to due diligence and regulatory approval. The sale has been restructured as an Option to Purchase and a final Purchase Agreement will be signed shortly.

This extension has been secured by an option payment of US$ 100,000 to Pacific Rim, which is currently held in escrow. Under the revised terms of the Purchase Agreement, MCK commits to a minimum US$ 500,000 feasibility program expenditure at Andacollo. In the event the transaction is not closed, MCK is obligated to pay Pacific Rim the difference between US$ 500,000 and the actual amount expended on the feasibility work. MCK will make further staged option payments totalling US $4.9 million plus 4 million common shares of MCK as follows: US $900,000 and 3 million shares on or before December 15, 2004; US $1 million plus 1 million shares on or before March 31, 2005; and US $1 million on or before each of March 31, 2006, 2007 and 2008.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold proje ct in El Salvador. Pacific Rim's goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward -looking statements. By their nature, forward -looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim's control, including: the eventual completion of a final agreement; fulfillment of the terms laid out in the MCK letter of intent; actual use of the proceeds of this sale; results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward -looking statements. Pacific Rim's actual results, programs and financial position could differ materially from those expressed in or implied by these forward -looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward -looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for th e adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com